Exhibit 12.1

United Continental Holdings, Inc. and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

(In millions, except ratios)	Six Months Ended June 30, 2014	2013	2012	2011	2010	2009
Earnings (losses):

Earnings (loss) before income taxes	$185	$539	$(724)	$845	$253	$(668)
Add (deduct):
Fixed charges, from below	834	1,629	1,526	2,017	1,292	949
Amortization of capitalized interest	6	11	9	7	5	3
Distributed earnings of affiliates	—	—	—	1	2	2
Interest capitalized	(27)	(49)	(37)	(32)	(15)	(10)
Equity earnings in affiliates	—	(1)	(4)	(6)	(4)	(4)

Earnings as adjusted	$998	$2,129	$770	$2,832	$1,533	$272

Fixed charges:
Interest expensed and capitalized and amortization of premiums, debt discounts, issuance costs, and capital expenditures (a)	$373	$783	$835	$949	$798	$577
Portion of rent expense representative of the interest factor (d)	461	846	691	1,068	494	372

Fixed charges	$834	$1,629	$1,526	$2,017	$1,292	$949

Ratio of earnings to fixed charges	1.20	1.31	(b)	1.40	1.19	(c)

(a) Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b) Earnings were inadequate to cover fixed charges by $756 million in 2012.

(c) Earnings were inadequate to cover fixed charges by $677 million in 2009.

(d) Imputed interest applied to rent expense.